

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

Via E-mail
William Jensen
Chief Executive Officer
Intrawest Resorts Holdings, Inc.
1621 18th Street, Suite 300
Denver, CO 80202

> **Re: Intrawest Resorts Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2013**
> **File No. 333-192252**

Dear Mr. Jensen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 2 and reissue. Please disclose the names of the lead underwriters in your next amendment. We may defer further review of the filing until the lead underwriters are named.

2. Please eliminate graphics and accompanying language which appear to be intended for your customers, rather than investors.

3. Please explain to us the basis from referring to your customers as "guests." We note that "customers" denotes persons who pay for goods or services.

4. Please update the consent and financial statements in accordance with Article 3-12 of Regulation S-X.

Prospectus Summary, page 1

5. We note your response to our prior comment 9 and reissue in part. Please remove the word "iconic" on page 1 and throughout and please include a brief definition of what you mean by "substantial value."

Overview, page 1

6. We note your response to our prior comment 13 and reissue. In order to provide a more balanced presentation, please disclose your net losses for the most recently completed audited fiscal year and most recent interim stub and your current debt level.

7. We note your response to our prior comment 14 and reissue. Please revise the second paragraph of this section to state that there is no guarantee that you will grow even if the specified favorable trends continue or include a cross-reference to such disclosure. Similarly, please revise the first complete paragraph on page 4 to state that there is no guarantee that development of your core entitled land will create substantial value or include a cross-reference to such disclosure.

8. We note your revised disclosure in the second paragraph of this section. Please disclose here that you have no material acquisitions planned at this time. In this regard, we note your response to our prior comment 17.

Blue Mountain Ski Resort, page 3

9. Please include a brief description of Blue Mountain Ski Resort's put option and a summary of the risk associated with the put option here. In this regard, we note your disclosure on page 22.

CMH, page 3

10. We note your response to our prior comment 24. Please disclose here that there is no guarantee that the popularity of adventure travel will continue to rise or include a cross-reference to where such risk is addressed.

Our Business, page 1

Steamboat Ski & Resort, page 2

11. Please clarify what you mean by "high-end guest services and amenities" on page 2.

Our Strengths, page 5

12. We note your response to our prior comment 15 and reissue. Please balance your statement regarding your management team's "proven track record" and similar statements throughout by disclosing that you have had net losses for the three most recently completed years. In this regard, we note your response that you do not believe that the net losses experienced during the three most recently completed fiscal years represent the company's performance. In addition, please remove the phrase "proven track record" here and throughout.

13. We note your response to our prior comment 25. Please disclose what you mean by "core" development parcels on page 4.

14. We note your response to our prior comment 27 and reissue. Please state here or on page 8 that fewer condominium owners have been using your rental management services.

Our Strengths, page 4

Iconic, Market Leading Mountain Resorts and America's Premier Mountain Adventure Company, page 4

15. We note your revised disclosure in this section. Please revise the first and third sentences of this section to state as beliefs.

Customer Base with Significant Discretionary Income, page 4

16. We note your response to our prior comment 30 and reissue. Please provide the basis for your statement that the "affluent customer base is more resilient that the average consumer during an economic downturn" on page 4.

17. We note your response to our prior comment 31 and reissue. In this section, you state that your average revenue per visit in your mountain segment is $107 for fiscal year 2013 and that your average revenue per visit per CMH Guest Night is $1,700. Please provide context by disclosing that the revenue per visit in the mountain segment decreased in fiscal year 2013 and that, even though the revenue per night in the CHM segment increased in fiscal year 2013, the increase was not enough to offset the reduction in CMH guest nights as compared to fiscal year 2012. This information will help investors assess your belief that you will be able to increase revenues through pricing.

18. Please balance your statement that you "believe that [you] are well positioned to capitalize on increased demand for active, adventure oriented travel experiences" by disclosing that your CHM guest nights decreased in fiscal year 2013 as compared to fiscal year 2012 and that, even though your skier visits did increase in fiscal year 2013 as compared to fiscal year 2012, you have fewer skier visits in 2013 than in 2011.

Recurring and Stable Revenue, page 4

19. We note your response to our prior comment 34 and reissue. Please disclose here that there is no guarantee that the number of season passholders will remain constant or increase in future years here or include a cross-reference to such disclosure.

Seasoned and Experienced Management Team, page 5

20. We note your response to our prior comment 35 and reissue. Please revise the first sentence to state as a belief. In addition, please remove the word "seasoned" management here and throughout.

21. We note your response to our prior comment 37 and reissue. Please revise the third sentence in this section to state as a belief and balance this statement by disclosing the net losses that your company has experienced during each of the past three completed fiscal years.

Capitalize on "Home Team" Real Estate Advantage, page 5

22. We note your response to our prior comment 44. While we note that you are able to develop the real estate at the resorts you own, please tell us how this truly is a "competitive advantage" given that many competitors also own their resorts and property and are thus in the same position.

Transactions to Occur Prior to the Consummation of this Offering, page 6

23. Please revise to disclose the number of shares the partners will receive as repayment of the notes.

24. Please revise the chart on page 7 to disclose the percentage of ownership to be held by the partners.

Risk Factors, page 8

25. Please revise the first bullet on page 9 to clarify that Fortress, its affiliates, the Initial Stockholder, or any of their officers, directors or employees have no duty to offer you potential transactions or corporate opportunities of which they are aware.

Risk Factors, page 15

Risks Related to Our Business, page 15

Our Industry is sensitive to weakness, page 15

26. We note your revised disclosure in response to our prior comment 57 and reissue in part. Please disclose here that European guests have historically comprised more than 40% of your total CMH winter guests.

If we are unable to successfully remediate material weaknesses in our internal control, page 23

27. Please disclose an estimate, if possible, of the significant costs you have and expect to incur in connection with your efforts to remediate the deficiencies identified in connection with the audit of the fiscal year 2013 consolidated statements of Cayman LP. In addition, please include a summary of this risk factor in your prospectus summary.

Use of Proceeds, page 33

28. We note your response to our prior comment 60. Please revise here and on page 14 to state that you have no specific plan for the proceeds. In addition please explain why you are unable to develop a specific plan.

29. We note your response to our prior comment 60. Please disclose here, if true, that no material acquisitions are probable at this time.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 41

(g)Contributions and Offering Adjustments, page 46

30. We note from "Use of Proceeds" that the proceeds from the offering will be used for working capital and other general corporate purposes. As such, the pro forma adjustment for the proceeds of this offering is not appropriate. Please remove the pro forma adjustment assuming proceeds of the offering, or tell us why you believe this adjustment is appropriate.

Management's Discussion and Analysis

Our Segments, page 49

31. In response to our prior comment 63, we note you have removed the presentation of adjusted EBITDA, except where it is presented in connection with your discussion of segment operating results. However, we note that your discussion of segment operating results is presented before your discussion of consolidated operating results. In

accordance with FR-72, the MD&A discussion should focus on an analysis of consolidated financial condition and operating performance. Therefore, please revise your presentation to first present your discussion of consolidated operating results, followed by your discussion of segment operating results.

Business, page 71

Growth Strategies, page 73

Enhance Product Offerings, page 73

32. We note your response to our prior comment 72 and reissue in part. Please disclose here the season pass and frequency product revenue for each of your last three fiscal years.

Capitalize on "Home Team" Real Estate Advantage, page 74

33. We note your response to our prior comment 73 and reissue. Please clarify that the additional units and beds at your resorts do not guarantee that you will increase visitor growth or profits. Alternatively, include a cross-reference to such disclosure.

Management, page 90

Executive Compensation, page 92

Fiscal 2013 Bonus Arrangements, page 93

34. Please revise to disclose the material terms of each non-equity incentive plan award to a named executive officer during the last competed fiscal year, including a general description of the formula or criteria applied in determining the amounts payable and vesting schedule pursuant to Item 402(o)(5) of Regulation S-K.

Employment Arrangements, page 93

35. We note your response to our prior comment 82 that you will file the employment arrangements with Messrs. Jensen and Goldstein in subsequent amendments. In addition, please file the separation arrangement with Mr. Lucas.

Principal and Selling Stockholder, page 95

36. We note your response to our prior comment 84 that the Initial Stockholder is an affiliate of a broker dealer and your response to our prior comment 86 that you do not believe that the Initial Stockholder is a statutory underwriter. Please disclose in your Underwriting section that the Initial Stockholder purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, the Initial

Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these representations, the Initial Stockholder should be named as an underwriter in your Underwriting section. If you are able to make such representations, please also disclose that the Initial Stockholder may be deemed a statutory underwriter in your Underwriting section.

Exhibit Index

37. Please file all exhibits with all attached schedules and exhibits. For example we note that Exhibit 10.14 does not appear to include all attached exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Gregory A. Fernicola, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP